Exhibit 99.9
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces underlying earnings of $10.3 billion — up 38 per cent
12 February 2009
•	The major strategic partnership with Chinalco announced today (see separate release) provides additional flexibility in addressing the Group’s commitment to reduce net debt by a further $10 billion by end of 2009

•	Record underlying EBITDA[1] of $22.3 billion[2], 60 per cent above 2007

•	Record underlying earnings[1] of $10.3 billion[2], 38 per cent above 2007

•	Net earnings[1] of $3.7 billion, 50 per cent below 2007

•	Net earnings include a charge of $8.4 billion related to asset impairments, partly offset by gains of $1.5 billion from asset divestments

•	Cash flow from operations up 64 per cent to a record of $20.7 billion

•	Net capital expenditure of $8.5 billion, 71 per cent higher than 2007. 2009 capital expenditure to be reduced to approximately $4 billion

•	Net debt reduced by $6.5 billion to $38.7 billion at 31 December 2008

•	$ 3 billion of divestments during 2008; agreement to sell potash assets and Brazilian iron ore operation for $1.6 billion post year end

•	Full year dividend maintained at 136 US cents

•	Rio Tinto Alcan integration achieved synergies of $585 million in 2008, ahead of schedule and on track to deliver $1.1 billion of after tax synergies in 2010 as planned

•	Record production achieved in 2008 in iron ore, bauxite and alumina, borates, hard coking coal and US coal

Full year to 31 December
(All dollars are US$ millions unless otherwise stated)	2008	2007	Change

Underlying EBITDA[1]	22,317	13,920	+60%

Underlying earnings[1]	10,303	7,443	+38%

Net earnings[1]	3,676	7,312	-50%

Cash flow from operations (incl. dividends from equity accounted units)	20,668	12,569	+64%

Underlying earnings per share — US cents	802.7	578.9	+39%

Earnings per share from continuing operations — US cents	350.8	568.7	-38%

Ordinary dividends per share — US cents	136.0	136.0	0%

[1]	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 30. EBITDA is defined on page 36. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

[2]	Underlying EBITDA and underlying earnings include $483 million profit on disposal of the Kintyre exploration property.

Continues	Page 2 of 38
Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “Although the condition of the global economy and of demand for our products deteriorated very rapidly in the fourth quarter of 2008, the Group nevertheless registered record underlying earnings of $10.3 billion for the year, a rise of 38 per cent on the prior year. The Group benefited from the quality of its assets and its strength in the bulk commodities of iron ore and coal, which tend to be priced on an annual basis. These helped to offset steep falls in the price of traded metals such as copper and aluminium.
“The Group has responded decisively to markedly weaker demand conditions in its major markets by reducing capital and operating costs, and adjusting capacity where appropriate. The Group will make sufficient investment to maintain its growth options, in order to be well positioned for a recovery in global economic activity. In the meantime governments around the world are committing funds to stimulate their economies, and while it may take some time, the impact of these measures and easier monetary policies are likely, in time, to lead to increased demand for commodities. In China, we expect a key focus of government expenditure will be on investment in infrastructure, which should be resource intensive and a positive driver of demand in our main market.
“Nevertheless, we recognise that the metals environment has weakened significantly, and so, as a result of our annual impairment testing, the Group’s aluminium businesses have been written down by $7.9 billion. We believe Rio Tinto Alcan remains a long term, value accretive investment providing aluminium industry leadership. Its bauxite reserves, strong refining capability, low cost smelting assets and increasingly attractive hydro power support its leading competitive position.
“On 10 December 2008, the Group made a commitment to reduce net debt by $10 billion in 2009. As previously announced, the 2008 full year dividend will be maintained at 136 US cents per share.
“On 25 November 2008, BHP Billiton withdrew its pre-conditional offer for Rio Tinto. It was clear that the pre-conditions to the offer could not be satisfied.
“A major strategic partnership with Chinalco is being announced separately today. It will create significant additional flexibility in managing the Group’s debt position and strengthen its competitive position in developing value creating growth options.”
Chief executive’s comments
Tom Albanese, Rio Tinto’s chief executive said, “These record results demonstrate the outstanding value that Rio Tinto’s assets and long term investments generate when markets are buoyant, with cash flow from operations in excess of $20 billion in 2008. As a consequence, the Group has been able to reduce net debt by $6.5 billion during the year from free cash flow and divestment proceeds.
“Given the current uncertain economic conditions and the unprecedented rate of deterioration in our markets and prices, we are now focusing our efforts on maximising and conserving cash generation and paying down debt. In December, as part of our commitment to reduce net debt by $10 billion in 2009, we announced that capital expenditure for 2009 will be reduced from over $9 billion to $4 billion and that controllable operating costs will be reduced by at least $2.5 billion per annum in 2010, to include a global headcount reduction totalling 14,000 contractor and employee roles worldwide. Since then we have terminated and suspended a number of programmes. However, some of these will be reviewed in the light of the strategic partnership with Chinalco.
“We also stated that we would be widening the scope of assets targeted for divestments to reduce net debt. The announcements in January of the $125 million sale of the Ningxia aluminium smelter in China and the $1.6 billion divestment of our potash projects and the Brazilian iron ore assets are very positive steps in meeting this commitment. “The integration of Alcan into the Rio Tinto Group remains on track. We delivered $334 million of synergies in the second half with a total $585 million of synergies for 2008, some $166 million ahead of target. Synergies continue in line with plan and our

Continues	Page 3 of 38
expectation remains that the business will generate $1.1 billion of after-tax synergies in 2010.
“During 2008 the Group invested in value adding capital projects which we believe will position us well when recovery comes. The Pilbara iron ore infrastructure has now been expanded to a capacity of 220 million tonnes per annum ahead of time and on budget. The first production of ilmenite at the QMM minerals sands operation in Madagascar represents a major landmark in a project which, notwithstanding many complex challenges, has been described as a model for future projects in the developing world.
Certain major capital projects have been deferred or slowed to bring capital expenditure down to $4 billion in 2009. By deferring rather than cancelling future projects we retain the flexibility to reinstate them when economic conditions allow, and have the ability to optimise design, revisit costs and reduce further capex requirements. Our unique portfolio of long life, low cost assets is capable of generating strong returns through the cycle and management remains resolutely focused on ensuring that it continues to do so.”
Chairman succession
The process to appoint a new Chairman is underway, headed by Andrew Gould, Senior Independent Director and member of the Nominations Committee. At the request of the Boards, Rio Tinto’s current Chairman, Paul Skinner, has agreed to remain as Chairman until mid 2009, by which time it is anticipated that a successor will be appointed.

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Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

	2008	2007
Year ended 31 December	US$m	US$m
Underlying earnings	10,303	7,443

Items excluded from underlying earnings
Profits on disposal of interests in businesses	1,470	1
Impairment charges less reversals	(8,406)	(113)
Exchange differences and derivatives	843	190
Other, including divestment and takeover defence costs	(534)	(209)

Net earnings	3,676	7,312

Commentary on the Group financial results
2008 underlying earnings of $10,303 million and 2008 net earnings of $3,676 million were $2,860 million above and $3,636 million below the comparable measures for 2007. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US$m	US$m
2007		7,443	7,312

Prices[1]	4,983
Exchange rates	299
Volumes	233
General inflation	(336)
Energy	(219)
Other cash costs	(882)
Exploration and evaluation costs (net of disposals of exploration properties)	(47)
Interest/tax/other	(1,171)
		2,860	2,860
Profits on disposal of interests in businesses			1,469
Impairment (charges) less reversals			(8,293)
Exchange differences and derivatives			653
Other, including divestment and takeover defence costs			(325)

2008		10,303	3,676

[1]	Aluminium inventories were written down by $185 million at the year end to reflect realisable values. This adjustment has been reflected in the price variance.
Prices
The effect of price movements on all major commodities in 2008 was to increase earnings by $4,983 million compared with 2007. Prices for the Group’s major traded

Continues	Page 5 of 38
products remained strong for the first nine months of the year in an environment of favourable economic conditions and strong demand. However, these favourable market conditions came to an end at the end of the third quarter of 2008, as significant financial turbulence led to sharp declines in the rate of global demand for commodities and in the price of most of the Group’s principal products. The table below shows average prices for 2008 and 2007 and the 2008 year end price for the principal commodities for which the Group receives payments based on spot market pricing:

	2007 Average	2008 Average	2008 Year End
Commodity	Price	Price	Price
Copper (USc/lb)	323.7	319.5	131.6
Aluminium (USc/lb)	119.8	117.7	66.0
Gold (US$/oz)	691	872	865
Molybdenum (US$/lb)	29.9	30.8	9.5
Rio Tinto negotiated record benchmark pricing levels for its iron ore production, with effect from 1 April 2008, representing an 86 per cent weighted average increase over the contracted price during the prior period. Contract prices for the seaborne thermal and coking coal markets reflected strong demand and tight supply.
Exchange rates
There was a sharp appreciation of the US dollar in late 2008 relative to the currencies in which Rio Tinto incurs the majority of its costs. However, the effect on average exchange rates for the year was not significant compared with 2007. In 2008, the Australian and Canadian dollars strengthened in the first half of the year and then weakened sharply in the second half and the average for the full year was within one per cent of the prior year. The effect of all currency movements was to increase underlying earnings relative to 2007 by $299 million.
Volumes
Higher sales volumes from iron ore growth projects, coking and thermal coal and the inclusion of a full year of Alcan, were partly offset by lower copper and gold volumes caused primarily by lower grades at Escondida, Kennecott Utah Copper, Grasberg and Northparkes. The overall impact of all volume movements was an increase in underlying earnings of $233 million relative to 2007.
Costs
The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of $530 million from exploration and evaluation costs. In line with Rio Tinto’s exploration policy, the $483 million gain on disposal of the Kintyre undeveloped exploration property has been recognised within underlying earnings. The net impact on underlying earnings from the change in exploration and evaluation costs was a decrease of $47 million compared with 2007. Increased energy costs reduced underlying earnings by $219 million. Higher freight, contractor, maintenance and input costs were experienced throughout the Group, notably in the Energy & Minerals and Copper & Diamonds product groups, as industry supply constraints persisted.
Interest/tax/other
The effective tax rate on underlying earnings, excluding equity accounted units, was 31.6 per cent compared with 25.7 per cent in 2007. The increase compared with 2007 relates to the absence of the 2007 Canadian tax rate benefit, the adverse impact in 2008 of foreign exchange movements, particularly the revaluation of Canadian dollar denominated tax balances, and increased expenditure in 2008 on growth projects on which no tax relief is recognised.
The group interest charge was $765 million higher than in 2007, mainly reflecting a full year of increased net debt following the acquisition of Alcan. The debt under the Alcan

Continues	Page 6 of 38
acquisition facilities continues to incur an interest rate of 30 to 40 basis points over US$ LIBOR.
Items excluded from underlying earnings
The previously announced divestment programme has resulted in the sale of the Cortez Gold mine (Rio Tinto share 40 per cent) on 5 March 2008 and the Greens Creek silver / zinc / lead mine (Rio Tinto share 70.3 per cent) on 16 April 2008. In addition the Tarong Coal mine was divested on 31 January 2008. The $1,470 million profits on disposal from these divestments have been excluded from underlying earnings.
In January 2009, the Group announced that it had reached agreement to sell its potash assets and Brazilian iron ore operation for $1.6 billion. The sale of the potash assets was completed on 5 February 2009 and the $850 million cash proceeds have been used to pay down debt. The completion of the sale of the Brazilian iron ore assets, from which proceeds of $750 million will be received, is subject to regulatory approvals, which are expected during the second half of 2009.
During 2008 the Group incurred advisory and other costs relating to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled $270 million (net of tax) in 2008 and have been excluded from underlying earnings.
Of the Group’s total post-tax impairment charge of $8.4 billion, $7.9 billion relates to the Group’s aluminium businesses.
The acquisition price of Alcan anticipated significant growth in smelter and refinery capacity, but following the recent significant weakening in economic and market circumstances, many of these growth projects have been deferred. These deferrals, together with the weak economic environment and increases in input costs, have resulted in the impairment charge. The deferral of some of these projects will be reviewed in the light of the strategic partnership with Chinalco announced today.
In measuring the amount of the impairment, the Group compared the carrying value of the upstream aluminium business with its value in use, assessed using discounted cash flow techniques. This follows the requirements of the accounting standards as, in the Group’s view, the upstream aluminium business’ fair value less cost to sell (‘fair value’) is lower than its value in use. For the purposes of the annual goodwill impairment test, goodwill was allocated to a group of cash generating units that includes both Alcan and the aluminium activities previously owned by Rio Tinto which are now managed as a single business.
The Alcan Packaging business has been valued based upon an assessment of its fair value, which is required because this business is presented as an Asset Held for Sale in the Group balance sheet. Engineered Products has also been valued based upon an assessment of its fair value, as the Group’s intention is to sell this group of businesses.
The impairment charge does not trigger the covenant under the Alcan acquisition facilities, which requires that the ratio of net debt to underlying EBITDA be less than 4.5 times.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was a record $20,668 million, 64 per cent higher than 2007.
The Group invested at record levels, in particular in expansion projects. Capital expenditure on property, plant and equipment and intangible assets was $8,574 million in 2008, an increase of $3,574 million over the same period of 2007. This included the expansion of the Cape Lambert port and the Hope Downs mine in Western Australia, the expansion of the Yarwun alumina refinery and the construction of the Clermont thermal coal mine in Queensland, the A418 dike at the Diavik diamond mine and the completion of the Madagascar ilmenite mine.

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Dividends paid in 2008 of $1,933 million were $426 million higher than dividends paid in 2007, following the 31 per cent increase in the 2007 final dividend which was paid in 2008. The share buy back programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buy back of Rio Tinto plc shares in 2007 totalled $1,648 million.
Balance sheet
Rio Tinto commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values incorporated in the 2007 financial statements have been revised in 2008 as permitted by the relevant accounting standard, IFRS 3 “Business Combinations”.
Net debt decreased by $6.5 billion over the period to $38.7 billion as a result of free cash flow and asset disposals. New debt raised of $4.7 billion and other derivative and exchange movements of $1.5 billion were offset by debt repayments of $12.7 billion. Net debt to total capital was 63 per cent at 31 December 2008 following the impairment charges and the decline of the Australian and Canadian dollars, and interest cover was ten times.
The Group had available at 31 December 2008 undrawn committed facilities of $8.1 billion up to October 2010.
Provisions for post retirement benefit plans increased as a result of the fall in the value of assets held in the pension plans. This was offset, to some extent, by a fall in the value of the obligations resulting from higher discount rates and lower expected inflation. This increase in the provision resulted in a loss of $1.3 billion being recognised directly in equity.
Profit for the year
IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For 2008, the profit for the year was $4,609 million (2007 $7,746 million) of which $933 million (2007 $434 million) was attributable to outside shareholders, leaving $3,676 million (2007 $7,312 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
The Group has a progressive dividend policy and a multi decade track record of continual dividend growth over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 10 February 2009. The interim and final dividends are summarised below.

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Ordinary dividend per share	2008	2007

Rio Tinto Group
Interim (US cents)	68.00	52.00
Final (US cents)	68.00	84.00

Total dividend (US cents)	136.00	136.00

Rio Tinto plc
Interim (pence)	36.25	25.59
Final (pence)	46.29	43.13

Total dividends (pence)	82.54	68.72

Rio Tinto Limited
Interim (Australian cents)	77.35	60.69
Final (Australian cents)	101.48	93.02

Total dividends (Australian cents)	178.83	153.71
On 10 December 2008 the Group announced that the 2008 dividend was to be maintained at the 2007 level with no 20 per cent uplift in 2009.
Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
The respective dividends will be paid on Wednesday 8 April 2009 to holders of ordinary shares, with ADR holders to be paid on Thursday 9 April 2009. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on Friday 20 February 2009 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 24 February 2009. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be Wednesday 18 February 2009.
As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 18 March 2009.
Commitment to reduce net debt by $10 billion in 2009
On 10 December 2008, Rio Tinto announced the following key initiatives and commitments to reduce net debt by $10 billion in 2009, including $8.9 billion due in October 2009:
•	Reduction of net capital expenditure for 2009 from over $9 billion to $4 billion, while retaining future growth options

•	Capital expenditure to be reduced to sustaining levels in 2010, absent an improvement in expected commodity market conditions

•	Commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010

•	Reduction in global headcount of 14,000 roles (8,500 contractor and 5,500 employee roles)

•	Expanded scope of assets targeted for divestment including significant assets not previously highlighted for sale
The major strategic partnership with Chinalco announced today will create significant additional flexibility for the Group. Capital expenditure for 2009 may increase by ten per cent upon completion of a commercial agreement with Chinalco.
There have been a series of local announcements since 10 December 2008 detailing the capital expenditure cutbacks and headcount reductions. These announcements are expected to realise a headcount reduction of approximately 7,000 contractors and 2,000 employees. Further announcements are expected to follow which will bring the Group to

Continues	Page 9 of 38
its target of $1.2 billion of annual savings from employee costs in 2010 from a headcount reduction of 14,000.
Following the commitment to reduce 2009 capital expenditure, while retaining growth options and realigning projects with market demand, and after extensive stakeholder engagement, some projects will be slowed and others deferred until markets recover. The focus for 2009 is expected to be on the following capital projects:

	Approved
Capital project	project	Estimated
Rio Tinto share	funding	capital
100% unless	2008 to 2012	spend in
Stated	period	2009
$ billion	(100%)	(100%)	Status / milestones
Iron ore - expansion of Pilbara iron ore mines and infrastructure to 220mtpa and Beyond	3.6*	0.9	Expansion of Hope Downs from 22mtpa to 30mtpa ($350 million on 100% basis - Rio Tinto share is 50%) is expected to be completed during the first quarter of 2009. Work will continue on Brockman 4 and Mesa A mine developments.

Alumina - expansion of Yarwun alumina refinery from 1.4 to 3.4mtpa	1.8	0.65	The expansion of Yarwun will be reviewed in light of the strategic partnership with Chinalco announced today. Subject to a commercial agreement with Chinalco (50% share) it will make its first shipment in the second half of 2010 and completion in the second half of 2011.

Alumina - expansion of the Gove alumina refinery from 2.0 to 3.8mtpa	2.3	0.1	Gove is expected to reach a 3.0mtpa operating rate in 2009.

Diamonds - Argyle underground development and open pit cutback, extending life to 2018	1.5	0.1	In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities.

Diamonds - Diavik (Rio Tinto 60%) underground development	0.787	0.1	The project has been slowed with first production expected at the end of 2009.

Coking coal - Kestrel (Rio Tinto share 80%) extension and expansion	0.991	0.1	The project has been slowed to critical development activities and continues to target scheduled production of coal in 2012.

Thermal coal - Clermont (Rio Tinto 50.1%) replacement of Blair Athol	1.29	0.3	The project remains on track with first coal expected in the first quarter of 2010, ramping up to full capacity of 12.2mtpa by 2013.

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	Approved
Capital project	project	Estimated
Rio Tinto share	funding	capital
100% unless	2008 to 2012	spend in
Stated	period	2009
$ billion	(100%)	(100%)	Status / milestones
Aluminium - modernisation of the Kitimat aluminium smelter in British Columbia, Canada	0.3	0.1	Further approval was given in October 2008 bringing the current project funding total to over $500 million. The project timing has been slowed.

Aluminium - construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada	0.228	0.1	Approved in October 2008, the project remains on track and is expected to be completed in December 2012

Aluminium - AP50 project	0.444	0.1	The project has been slowed

*	Iron ore approved capital expenditure relates to Mesa A development ($901 million), Brockman 4 development ($1.5 billion), infrastructure works ($667 million) and power generation ($503 million)
The previously announced iron ore expansion at Iron Ore Company of Canada ($768 million for phases one and two) and the development of the Eagle Nickel mine in Michigan, US have been deferred until market conditions recover.
In January 2009 Rio Tinto announced the postponement of the $371 million Automated Train Operations programme in Western Australia and the suspension of the Northparkes $229 million E48 block cave project.
Sustaining capital expenditure in 2009 for the Group is estimated to be approximately $2.0 billion.
Capital expenditure plans for 2010 will be reviewed throughout the year, assessing current and future market conditions. Capital expenditure levels will be reduced towards sustaining capital levels, if current demand and pricing weakness continues.
Evaluation work at many of the advanced projects, notably Simandou, La Granja and Resolution, has been considerably scaled back in light of current economic conditions.
The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestments).

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Rio Tinto financial information by business unit

	Rio Tinto
Year ended 31 December	interest		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2008	2007	2008	2007	2008	2007

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		11,006	6,155	7,038	3,427	4,642	2,151
Robe River (e)	53.0		2,728	1,640	1,983	991	1,062	503
Iron Ore Company of Canada	58.7		2,065	943	1,251	298	443	104
Rio Tinto Brasil	100.0		176	61	73		(1) 44	(12)
Dampier Salt	68.4		377	269	95	51	40	13

Product group operations			16,352	9,068	10,440	4,766	6,231	2,759
Evaluation projects/other			175	125	(228)	(98)	(214)	(95)

			16,527	9,193	10,212	4,668	6,017	2,664

Aluminium	(f	)
Product group operations			23,795	7,309	4,224	1,729	1,255	1,119
Evaluation projects/other			44	50	(87)	(28)	(71)	(22)

			23,839	7,359	4,137	1,701	1,184	1,097

Copper & Diamonds
Kennecott Utah Copper	100.0		2,609	3,539	1,587	2,614	998	1,649
Escondida	30.0		2,402	3,103	1,464	2,510	836	1,525
Grasberg joint venture	(g	)	53	461	38	296	4	159
Palabora	57.7		560	689	167	202	49	58
Kennecott Minerals	100.0		81	338	47	175	31	106
Northparkes	80.0		124	371	(1)	212	(12)	137
Diamonds	(h	)	840	1,020	395	539	137	280

Product group operations			6,669	9,521	3,697	6,548	2,043	3,914
Evaluation projects/other			—	—	(403)	(212)	(285)	(163)

			6,669	9,521	3,294	6,336	1,758	3,751

Energy & Minerals
Rio Tinto Energy America	100.0		1,869	1,560	397	331	147	132
Rio Tinto Coal Australia	(i	)	5,142	2,272	2,900	510	1,721	246
Rössing	68.6		548	486	260	235	101	95
Energy Resources of Australia	68.4		418	303	352	135	141	38
Rio Tinto Iron & Titanium	(j	)	1,919	1,673	755	471	295	164
Rio Tinto Minerals	(k	)	1,061	965	183	176	86	71

Product group operations			10,957	7,259	4,847	1,858	2,491	746
Evaluation projects/other			41	144	395	(63)	396	(59)

			10,998	7,403	5,242	1,795	2,887	687

Other Operations			44	55	(63)	30	(52)	15

			58,077	33,531	22,822	14,530	11,794	8,214
Other items			(12)	(13)	(355)	(635)	(337)	(526)
Exploration and evaluation					(150)	25	(124)	20
Net interest							(1,030)	(265)

Underlying earnings					22,317	13,920	10,303	7,443
Items excluded from underlying earnings					1,553	(309)	(6,627)	(131)

Total			58,065	33,518	23,870	13,611	3,676	7,312

Depreciation & amortisation in subsidiaries					(3,475)	(2,115)
Impairment charges					(8,030)	(58)
Depreciation & amortisation in equity accounted units					(414)	(310)
Taxation and finance items in equity accounted units					(718)	(973)

Profit before finance items and taxation					11,233	10,155

References above are to notes on pages 36 and 37
Cont.../

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Rio Tinto financial information by business unit (continued)

	Rio		Capital		Depreciation		Operating
	Tinto		Expenditure		&		assets
Year ended 31 December	interest		(l)		amortisation		(m)
US$ millions	%		2008	2007	2008	2007	2008	2007

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		1,860	1,597	466	352	5,170	6,133
Robe River (e)	53.0		683	241	111	104	1,622	1,877
Iron Ore Company of Canada	58.7		256	163	83	78	482	869
Rio Tinto Brasil	100.0		146	30	14	9	207	135
Dampier Salt	68.4		27	20	21	21	154	273
Other			24	34	10	3	(3)	24

			2,996	2,085	705	567	7,632	9,311

Aluminium	(f	)	2,671	612	1,858	618	34,770	43,885

Copper & Diamonds
Kennecott Utah Copper	100.0		316	282	246	251	1,750	1,694
Escondida	30.0		120	170	98	98	849	1,045
Grasberg joint venture	(g	)	32	76	25	24	426	410
Palabora	57.7		40	27	57	41	123	84
Kennecott Minerals	100.0		71	84	4	24	30	236
Northparkes	80.0		105	55	15	22	187	151
Diamonds	(h	)	652	525	175	181	1,340	1,241
Other			132	22	1	1	831	498

			1,468	1,241	621	642	5,536	5,359

Energy & Minerals
Rio Tinto Energy America	100.0		204	226	150	131	1,090	1,163
Rio Tinto Coal Australia	(i	)	449	226	194	165	1,134	1,755
Rössing	68.6		73	57	20	13	229	151
Energy Resources of Australia	68.4		144	80	51	50	212	296
Rio Tinto Iron & Titanium	(j	)	563	494	118	119	2,122	2,202
Rio Tinto Minerals	(k	)	63	51	68	61	792	892
Other			5	17	11	3	60	58

			1,501	1,151	612	542	5,639	6,517

Other Operations			192	37	13	2	560	139
Net assets held for sale	(n	)	—	—	—	—	4,164	4,392
Other items			151	144	80	54	1,009	360
Less: equity accounted units			(491)	(302)	(414)	(310)	—	—

Total			8,488	4,968	3,475	2,115	59,310	69,963

Less: Net debt							(38,672)	(45,191)

Total Rio Tinto shareholders’ equity							20,638	24,772

References above are to notes on pages 36 and 37
Cont.../

Continues	Page 13 of 38
Review of operations
Comparison of underlying earnings
2008 underlying earnings of $10,303 million were $2,860 million above 2007 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2007 underlying earnings	7,443

Iron ore	3,472
Aluminium	136
Copper & Diamonds	(1,871)
Energy & Minerals	1,745
Product group evaluation projects/other (including $483 million gain on disposal of Kintyre exploration property)	165
Other operations	(67)
Central exploration and evaluation	(152)
Interest	(765)
Other	197

2008 underlying earnings	10,303

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
Iron ore

	2008	2007	Change

Production (million tonnes — Rio Tinto share)	153.4	144.7	+6%

Gross sales revenue ($ millions)	16,527	9,193	+80%

Product group operations earnings ($ millions net of tax)	6,231	2,759	+126%

Evaluation projects/other ($ millions net of tax)	(214)	(95)	-125%

EBITDA ($ millions)	10,212	4,668	+119%

Capital expenditure ($ millions)	2,996	2,085	+44%
Market conditions
Rio Tinto experienced strong demand for its iron ore during the first nine months of 2008. This was reflected in the 86 percent weighted average price increase in June 2008 over the prior year’s contracted prices following agreement with China’s Baosteel on the price for Hamersley iron ore deliveries for the contract year commencing 1 April 2008. Although the price for iron ore on the spot market decreased during the final three months of 2008, the impact on Rio Tinto was limited since the vast majority of its iron ore deliveries in the quarter were shipped under long term contracts at the agreed annual price. During 2008, 15.8 million tonnes of iron ore were sold on the spot market.
Operations
Highlights for the year included the completion of the Cape Lambert expansion to 80 million tonne per annum capacity and first ore produced from the Hope Downs South mine. Both of these milestones were achieved ahead of time and within budget and

Continues	Page 14 of 38
completed the expansion of Pilbara infrastructure capacity to 220 million tonnes per annum.
The annualised run rate of iron ore production from the Pilbara mines was reduced by approximately ten per cent in the last quarter of 2008, in line with guidance provided on 10 November 2008. This highlighted the need to align production with revised customer delivery requirements in the light of the fourth quarter drop in demand from China. Operations at the Channar and Brockman 2 mines were suspended in November as the global iron ore market weakened. This was followed by a two week general shutdown of all mine and rail operations across the Pilbara in late December. Operations were restarted in early January 2009.
Hamersley
Earnings of $4,642 million were $2,491 million above 2007, benefiting from the benchmark price increases, a weaker Australian dollar, higher volumes and spot sales which were mostly completed in the first nine months of the year when conditions were strong. Hamersley’s 2008 earnings include a net loss of $56 million at HIsmelt (2007: $50 million net loss). HIsmelt operations were suspended for three months from mid-December 2008, following the significant slump in pig iron demand.
Robe River
Earnings of $1,062 million were $559 million above 2007, attributable to higher prices, a weaker Australian dollar, spot sales and a favourable sales mix.
Iron Ore Company of Canada (“IOC”)
Earnings of $443 million, which were $339 million above 2007, benefited from higher prices and higher sales volumes, which were achieved by taking advantage of the strong market conditions in the first nine months of the year. IOC enjoyed a more stable operating environment in 2008 after the resolution of the industrial action in 2007.
Rio Tinto Brasil
Higher volumes and prices at the Corumbá mine turned a $12 million loss in 2007 into earnings of $44 million in 2008.
In January 2009, Rio Tinto announced that it had reached agreement to sell the Corumbá iron ore mine in Brazil and the associated river logistics operations in Paraguay for $750 million subject to receipt of the relevant regulatory approvals. Completion is expected in the second half of 2009.
Dampier Salt
Dampier Salt, which has been reassigned to the Iron Ore Group following a change in management reporting lines, benefited from higher volumes and prices translating into earnings of $40 million, $27 million above 2007.
Iron ore projects
Expenditure at the Simandou project in Guinea accelerated in 2008 as the pre-feasibility study gathered pace. Evaluation work at this project has now been scaled back in light of current economic conditions.
Rio Tinto Alcan
In 2008, Rio Tinto Alcan’s contribution to underlying earnings was $1,184 million, an increase of $87 million from 2007. Higher volumes from the inclusion of Alcan’s results for a full year in 2008 were largely offset by higher costs for carbon products, London Metals Exchange (“LME”) linked raw materials and caustic. LME price erosion over the second half of the year led to a $185 million write down of inventories to reflect realisable values. The write-off of evaluation costs, mainly related to Coega and Ma’aden, and the non-recurrence of a Canadian tax rate reduction in 2007 and its favourable impact on deferred tax balances had an adverse effect on Rio Tinto Alcan’s contribution to underlying earnings in 2008 as compared with 2007. The benefit of a stronger US dollar was outweighed by the adverse impact of a weaker Canadian dollar on the value of deferred tax assets.

Continues	Page 15 of 38
The performance of the Engineered Products division was negatively affected by market weakness, in particular declining prices in the cable sector, and lower volumes in specialty sheet, automotive, extrusions and composites.
In 2007 the results of Alcan were included in Rio Tinto’s results for the period from 23 October 2007, the date on which Rio Tinto acquired a majority stake in Alcan, to 31 December 2008.
On 20 January 2009, Rio Tinto Alcan announced that it was curtailing production and cutting costs in response to global economic conditions. The key measures announced were as follows:
•	A further six per cent reduction in aluminium production, bringing the total reduction to approximately 11 per cent, and close to six per cent reduction in alumina production

•	Reduction in global workforce by approximately 1,100 roles (300 contractors and 800 employee roles)

•	Substantial cost reduction programmes in Rio Tinto Alcan facilities worldwide

•	Permanent closure of Beauharnois smelter in Quebec, Canada

•	Production at Vaudreuil alumina refinery in Canada to be temporarily curtailed by 400,000 tonnes

•	Expected sale of interest in Alcan Ningxia joint venture in China (completed on 26 January 2009 for $125 million)

•	The anticipated ending of smelting operations at Anglesey Aluminium joint venture in the United Kingdom in September 2009 when the current power contract expires. The impact on production and headcount is included in the figures above.
Combined Production and Earnings
For illustrative purposes only, the production, revenues, EBITDA and underlying earnings of Rio Tinto Alcan for 2007 have been presented on a combined basis, including the results of Alcan from 1 January 2007. On this basis, Rio Tinto Alcan’s underlying earnings would have been $2,825 million (unaudited).

	2008	2007	Change
		combined[1] vs combined[1]

Production (Rio Tinto share)
Bauxite (000 tonnes)	34,987	31,357	+12%
Alumina (000 tonnes)	9,009	8,515	+6%
Aluminium (000 tonnes)	4,062	4,0662	0%

[1]	Includes Alcan data from 1 January 2007.
2 Excludes the Vlissingen smelter (Netherlands), which was divested in the first half of 2007. The Lannemezan smelter (France) was closed in the first quarter of 2008. Production has therefore been excluded in the 2007 comparatives from 1 April 2007.

	Gross sales revenue		EBITDA		Underlying earnings
	2008	2007	2008	2007	2008	2007
US$ millions	combined*		combined*		combined*

Bauxite & Alumina	3,934	3,848	807	1,102	212	529
Primary Metal	12,342	11,798	3,000	3,549	1,025	1,697
Other product group items	7,519	8,363	417	546	18	608

Product group operations	23,795	24,009	4,224	5,197	1,255	2,834
Evaluation projects / other	44	50	(87)	(13)	(71)	(9)

Product group total	23,839	24,059	4,137	5,184	1,184	2,825
Less: combined adjustments	—	(16,700)	—	(3,483)	—	(1,728)

Rio Tinto Alcan (per page 11)	23,839	7,359	4,137	1,701	1,184	1,097

*	Proforma numbers have been adjusted since those released on 12 March 2008 following finalisation of the Alcan purchase price allocation.

Continues	Page 16 of 38
Rio Tinto acquired Alcan on 23 October 2007. The following commentary on the Rio Tinto Alcan product group compares the 2008 to 2007 on a combined basis.
Earnings
In 2008, Rio Tinto Alcan’s underlying earnings of $1,184 million were $1,641 million lower than 2007 on a combined basis. This was principally as a result of higher costs, notably for pitch and coke, oil, caustic soda and freight, and lower prices. These were compounded by the impact of adverse exchange rate movements on the balance sheet and $185 million of inventory write downs. Earnings were also adversely impacted by the write off of evaluation costs, mainly related to Coega and Ma’aden, and a higher tax charge due to the absence of the benefit on deferred tax balances from reductions in Canadian tax rates in 2007. A higher depreciation charge from the Gove expansion, inflationary pressures and the impact of the economic downturn on the Engineered Products division also lowered earnings compared with 2007.
The Engineered Products business unit of Rio Tinto Alcan is included in the product group numbers within “Other product group items”. The Packaging business unit does not impact the profit from continuing operations in the Income and Cash flow statements and is included on the Balance sheet as an Asset held for sale. The EBITDA of the Packaging business unit (which has not been consolidated) was $529 million in 2008.
Price
The average aluminium LME cash price of 118 cents per pound was two per cent below the 2007 average price. Aluminium prices were strong for the first nine months of the year. The fourth quarter saw a sharp fall in aluminium prices from around 110 cents per pound to 66 cents per pound at year end.
However, the Group’s physical aluminium and alumina sales contracts are priced on a basis that lags the LME price by between one and three months. The benefit of these contracts partially offset the impact of inventories written down to net realisable values. The overall price impact on underlying earnings was a decrease of $260 million compared with 2007 on a combined basis.
Bauxite
Bauxite production was 12 per cent higher than 2007 on a combined basis, reflecting investment in increased capacity at Weipa following higher external demand as well as additional internal requirements.
Alumina
Alumina production was six per cent higher than 2007 on a combined basis.
The Yarwun alumina refinery recovered to full production following the pipeline blockage earlier in the year whilst production from Gove rose by 23 per cent year on year as the refinery continued to increase capacity steadily. The Gove refinery is expected to achieve a 3.0 million tonne per annum operating rate in 2009. At the Jonquiere refinery in Canada, production stabilised at higher targeted flow rates and volumes increased four per cent year on year.
Aluminium
Aluminium production was unchanged overall from the prior year.
A strong performance at the Canadian smelters was outweighed by production cutbacks in Europe and New Zealand. The Sohar smelter in Oman proceeded on schedule with over 49,000 tonnes (100 per cent basis) of metal produced since start-up in June 2008.
At the end of the fourth quarter, Rio Tinto Alcan had curtailed approximately five per cent of smelting capacity.

Continues	Page 17 of 38
Aluminium projects
The cost of aluminium evaluation projects are reported within the product group. The increased charge primarily related to the write off of previously capitalised costs relating to the Coega project which has been deferred and the Ma’aden project which is no longer being actively pursued.
Copper & Diamonds

	2008	2007	Change

Production (Rio Tinto share)

Mined copper (000 tonnes)	698.5	737.9	-5%

Refined copper (000 tonnes)	321.6	390.0	-18%

Mined molybdenum (000 tonnes)	10.6	14.9	-29%

Mined gold (000 oz) [1]	460	970	-53%

Diamonds (000 carats)	20,816	26,023	-20%

Gross sales revenue ($ millions)	6,669	9,521	-30%

Product group operations earnings ($ millions net of tax)	2,043	3,914	-48%

Evaluation projects/other ($ millions net of tax)	(285)	(163)	-75%

EBITDA ($ millions)	3,294	6,336	-48%

Capital expenditure ($ millions)	1,468	1,241	+18%

[1]	Mined gold for all periods presented excludes production from Greens Creek and Cortez, which were divested in the first half of 2008.
Prices
The average copper price of 320 cents per pound was one per cent below 2007. The gold price averaged $872 per ounce, an increase of 26 per cent on the prior year, whilst the average molybdenum price was $31 per pound, an increase of three per cent compared with 2007. The total impact of price changes on the Copper & Diamonds product group during 2008, including the effects of provisional pricing movements, was to decrease underlying earnings by $159 million.
Kennecott Utah Copper
Earnings of $998 million were $651 million lower than 2007. Higher by-product prices were more than offset by lower volumes of copper, gold and molybdenum and higher unit costs. Decreases in copper production were principally due to concentrator performance issues during the first half of the year and scheduled shutdowns of the smelter and refinery in July and August 2008. The decline in by-product volumes was due to lower grades and lower recovery at the mill. Lower molybdenum grades and production resulted from changes in mine sequencing. Higher maintenance costs and higher manpower and contractor numbers also impacted the 2008 earnings.
Escondida
Earnings of $836 million were $689 million below 2007, with the decline attributable to lower volumes due to lower grades at the mine and operational difficulties at the Laguna Seca SAG mill. Provisional pricing adjustments, hedging losses and higher cash costs also lowered 2008 earnings.
Grasberg joint venture
Earnings of $4 million were $155 million below 2007. Lower gold grades throughout 2008 and a pit wall failure in September 2008 had a significant adverse impact on Rio Tinto’s share of production for the year.

Continues	Page 18 of 38

Kennecott Minerals
Earnings of $31 million were $75 million below 2007 following the disposal of Rio Tinto’s interests in Cortez and Greens Creek earlier in the year.
Palabora
Earnings of $49 million, which were $9 million below the prior year, benefited from the weaker South African rand but this was outweighed by lower refined volumes and higher non cash costs. Volumes were impacted by operational issues in the year, including breakdowns at the smelter and acid plant. Falling copper sales were partially compensated by an increase in magnetite sales. Higher non-cash costs in 2008 were due to an increase in depreciation due to the impairment reversal at the end of 2007.
Northparkes
A loss of $12 million was $149 million below 2007 following the impact of a 42 per cent decline in copper production. This decline was principally due to the treatment of lower grade stockpile material sourced from the open cut, and its resultant impact on volumes and unit cash costs.
Diamond markets
The diamond market was closed for much of December following reduced activity in line with current economic conditions. Diamond sales during the US holiday season were generally below expectations with luxury jewellery sales declining compared with the prior year.
Argyle
Earnings of $29 million were $58 million below 2007, mainly attributable to lower volumes and higher costs at the Argyle mine as high production costs from 2007 flowed through to cost of sales. In May access was re-established to the high grade areas of the pit, which had been restricted due to geotechnical issues and wet weather earlier in the year.
In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities and the diamond processing facilities will undergo an extended maintenance shut of up to three months, commencing in March.
Diavik
Earnings of $114 million, which were $79 million below 2007, were impacted by lower sales volumes and the absence of prior year tax credits, partially offset by higher prices. Production was 23 per cent below 2007, primarily as a result of lower grades encountered in the A154S pipe.
Copper & Diamonds projects
Higher costs were incurred as the projects progressed through the various stages of evaluation. Evaluation work at many of these projects, notably Oyu Tolgoi, La Granja and Resolution, has been considerably scaled back in light of current economic conditions.
Provisional pricing
The effect of provisional pricing of copper sales resulted in a reduction in underlying earnings of approximately $207 million in 2008. At the end of 2008 the Group had 183 million pounds of copper sales that were provisionally priced at US 133 cents per pound. The final price of these sales will be determined during the first half of 2009. This compared with 270 million pounds of open shipments at 31 December 2007 provisionally priced at US 304 cents per pound.

Continues	Page 19 of 38

Energy & Minerals

	2008	2007	Change

Production (Rio Tinto share)

Coal (million tonnes)

US	130.8	125.1	+5%

Hard coking coal	7.4	6.2	+20%

Other Australian[1]	22.1	19.9	+11%

Uranium (000’s pounds)	14,200	12,616	+13%

Titanium dioxide (000 tonnes)	1,524	1,458	+4%

Borates (000 tonnes)	610	560	+9%

Gross sales revenue ($ millions)	10,998	7,403	+49%

Product group operations earnings ($ millions net of tax)	2,491	746	+234%

Evaluation projects/other ($ millions net of tax)	396	(59)	+771%

EBITDA ($ millions)	5,242	1,795	+192%

Capital expenditure ($ millions)	1,501	1,151	+30%

[1]	Other Australian coal for all periods presented excludes production from the Tarong Coal mine, which was divested in the first half of 2008.
US Coal — Rio Tinto Energy America
Earnings of $147 million were $15 million above 2007, with improved prices and volumes offsetting higher energy and maintenance costs. Rio Tinto Energy America expanded its Powder River Basin mines to meet strong customer demand, resulting in record annual production in 2008, up five per cent on the prior year. The Colowyo Coal Company was separated from Rio Tinto Energy America late last year as it is not part of the divestment programme.
Asia Pacific seaborne coal
In the second half of 2008, Asian seaborne thermal coal prices came off their highs due to the general slump in demand across all economies in reaction to the global economic downturn. The steel industry has been particularly affected with cutbacks in steel production leading to reduced demand for metallurgical coals used in the production process.
Rio Tinto Coal Australia
Earnings of $1,721 million were $1,475 million above 2007, with higher prices and sales volumes more than offsetting the impact of increased rail and sea freight costs and energy costs.
Despite adverse weather conditions early in the year, hard coking coal production from the Queensland coal operations increased by 20 per cent compared with 2007 as a result of higher demand and increasing port capacity.
In the Hunter Valley, there was a continued focus on production of semi soft coal over thermal coal to take advantage of higher relative prices. Vessel queues in New South Wales were maintained at manageable levels, and production was in line with port allocation. The Blair Athol thermal coal operation in Queensland was able to ramp up production to match purchases of additional port allocation.

Continues	Page 20 of 38

Uranium markets
Spot prices declined 38 per cent in 2008 as liquidity issues prompted many investors and hedge funds to considerably reduce their uranium positions and sell into an already falling market. Utilities and some producers benefited from the uncertainty and bought heavily on the spot market resulting in a record year for spot contracting. For the same period, long-term prices fared slightly better declining 26 per cent, ending the year at $70/lb for uranium oxide.
Rössing
Earnings of $101 million, which were $6 million above 2007, benefited from higher realised prices as legacy contracts continued to be replaced by higher performing ones. Higher grades at Rössing led to a 34 per cent improvement in production in 2008 compared with 2007. This increased production was applied to rebuild inventories which had been drawn down in 2007.
Energy Resources of Australia
Earnings of $141 million were $103 million above 2007. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices. The 2008 result includes $75 million relating to the settlement of an insurance claim in connection with the heavy rains and acid plant failure in 2007 and the effect of Cyclone Monica in 2006.
Rio Tinto Iron & Titanium
Earnings of $295 million were $131 million above 2007. Higher prices for metallics and slag reflected continued strong demand for all products. Together with higher volumes and good cost control, these more than offset the cost pressures on power, anthracite and electrodes.
The QMM mineral sands operation in Madagascar commenced ilmenite production on schedule in December 2008.
Rio Tinto Minerals
Earnings of $86 million were $15 million above 2007. Higher prices for borates and talc and notably higher volumes for borates were offset by lower talc volumes, higher energy, freight and consumable costs. Production at the end of 2008 declined in line with reduced economic activity across all major regions.
Energy & Minerals projects
The sale of the Kintyre uranium project in July 2008 generated a gain of $483 million (pre and post tax). This has been recognised in Energy & Minerals earnings, in line with the Rio Tinto policy of including gains or losses on disposal of exploration properties within underlying earnings.
In January 2009, the Group announced that it had reached agreement to sell its interest in Potasio Rio Colorado and Regina potash for $850 million. The sale was completed on 5 February 2009. The proceeds from this transaction have been used to pay down debt. The potash divestment was part of a larger transaction that included the sale of the Corumbá iron ore mine in Brazil, for a total consideration of $750 million.
Central Exploration and Evaluation

	2008	2007	Change

Post-tax credit / (charge) ($ millions)	(124)	20	-720%
The post-tax centrally reported exploration charge is presented net of the gain on disposal of exploration properties.

Continues	Page 21 of 38

2008 central exploration and evaluation expenditure (post-disposals and post tax) was a charge of $124 million, compared with a credit of $20 million in 2007. $68 million (post-tax) was realised from central exploration divestments in 2008, excluding the Kintyre gain on disposal, compared with $195 million in 2007.
Order of Magnitude studies were completed at the Mutamba titanium sands project in Mozambique, the Bunder diamond project in India and the Jadar lithium borates project in Serbia. Declaration of inferred resources is planned for first quarter 2009. Management of the Bunder and Mutamba projects has been handed to Rio Tinto Diamonds and Rio Tinto Iron and Titanium respectively.
Delineation drilling continued at the Tamarack South nickel-copper prospect in Minnesota with numerous high-grade intersections returned. Mineralisation has not been closed off by drilling and further holes will be required.
Drilling continued at the Altai Nuurs coking coal project in Mongolia. Coal quality analyses for the seams confirm a mix of low-volatile hard coking coal and export-quality thermal coal.
A third deep drill hole was completed at the Crowsnest coking coal property in British Columbia. Coal quality analyses are awaited for the multiple coal seams encountered in all three holes.
The bauxite exploration programme advanced at Amargosa in Brazil. Mapping and auger drilling identified extensive, ore grade, ridge and spur bauxite occurrences. Work will continue in 2009 to further define the resource potential.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron. ERA announced an exploration target of 15 to 20 million tonnes, potentially containing 30,000 to 40,000 tonnes of uranium oxide.
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
	Average		year underlying
	price/exchange		earnings
	rate for 2008	Change	US $m
Copper	320c/lb	+/-32c/lb	389
Aluminium	118c/lb	+/-12c/lb	739
Gold	$872/oz	+/-$87/oz	30
Molybdenum	$31/lb	+/-$3/lb	62

Australian dollar	86USc	+/-8.6USc	502
Canadian dollar	94USc	+/-9.4USc	214
South African rand	12USc	+/-1.2USc	47

Continues	Page 22 of 38

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 23 of 38

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US and South America
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
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David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Continues	Page 24 of 38
Group income statement

	2008		2007
Years ended 31 December	US$m		US$m

Gross sales revenue (including share of equity accounted units) (a)	58,065		33,518

Continuing operations
Consolidated sales revenue	54,264		29,700
Net operating costs (excluding items shown separately)	(37,641)		(20,752)
Impairment charges net of reversals (b)	(8,015)		(58)
Profit on disposal of interests in businesses (c)	2,231		2
Exploration and evaluation costs	(1,134)		(574)
Profit on disposal of interests in undeveloped projects (d)	489		253

Operating profit	10,194		8,571
Share of profit after tax of equity accounted units	1,039		1,584

Profit before finance items and taxation	11,233		10,155

Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(176)		194
Net (losses)/gains on derivatives not qualifying for hedge accounting	(173)		57
Interest receivable and similar income	204		134
Interest payable and similar charges	(1,618)		(538)
Amortisation of discount related to provisions	(292)		(166)

	(2,055)		(319)

Profit before taxation	9,178		9,836
Taxation	(3,742)		(2,090)

Profit from continuing operations	5,436		7,746
Discontinued operations
Loss after tax from discontinued operations (e)	(827)		—

Profit for the year	4,609		7,746

- attributable to outside equity shareholders	933		434
- attributable to equity shareholders of Rio Tinto (Net earnings)	3,676		7,312

Basic earnings per share
Profit from continuing operations (f)	350.8	c	568.7	c
Loss from discontinued operations (f)	(64.4	C)	—

Profit for the year	286.4	c	568.7	c

Diluted earnings per share
Profit from continuing operations (f)	349.2	c	566.3	c
Loss from discontinued operations (f)	(64.1	c)	—

Profit for the year	285.1	c	566.3	c

Dividends paid during the year (US$m)	1,933		1,507
Dividends per share: paid during the year	152.0	c	116.0	c
Dividends per share: proposed in the announcement of the results for the year	68.0	c	84.0	c

Continues	Page 25 of 38

Notes to the income statement
(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,801 million (2007: US$3,818 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Of the US$8,015 million included in ‘Impairment charges’, US$7,341 million relates to the Group’s aluminium businesses excluding Alcan Packaging, which is discussed separately in (e) below. Of this amount, US$6,608 million has been allocated to goodwill.

(c)	Gains arising on the disposal of interests in businesses relate principally to sales of the Cortez gold mine and the Greens Creek mine.

(d)	Gains arising on the disposal of interests in undeveloped projects are stated net of charges of US$156 million (2007: nil), related to such projects.

(e)	The impairment of the Alcan Packaging business is based on the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell.

(f)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,283.5 million (2007: 1,285.8 million), being the average number of Rio Tinto plc shares outstanding of 997.8 million (2007: 1,000.1 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2007: 285.7 million). The profit figure used in calculating basic and diluted earnings per share is based on profit attributable to equity shareholders of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Continues	Page 26 of 38

Group cash flow statement

	2008	2007
Years ended 31 December	US$m	US$m

Cash flow from consolidated operations (a)	19,195	10,805
Dividends from equity accounted units	1,473	1,764

Cash flows from operations	20,668	12,569

Net interest paid	(1,538)	(489)
Dividends paid to outside shareholders of subsidiaries	(348)	(168)
Tax paid	(3,899)	(3,421)

Net cash generated from operating activities	14,883	8,491

Cash flows from investing activities
Net disposals/(acquisitions) of subsidiaries, joint ventures & associates	2,563	(37,526)
Purchase of property, plant & equipment and intangible assets	(8,574)	(5,000)
Sales of financial assets	171	49
Purchases of financial assets	(288)	(273)
Other funding of equity accounted units	(334)	(216)
Other investing cash flows	281	224

Cash used in investing activities	(6,181)	(42,742)

Cash flow before financing activities	8,702	(34,251)

Cash flows from financing activities
Equity dividends paid to Rio Tinto shareholders	(1,933)	(1,507)
Own shares purchased from Rio Tinto shareholders	—	(1,648)
Proceeds from issue of ordinary shares in Rio Tinto	23	37
Proceeds from additional borrowings	4,697	39,195
Repayment of borrowings	(12,667)	(1,017)
Finance lease repayments	(10)	(17)
Receipts from close out of interest rate swaps	710	—
Other financing cash flows	72	54

Cash (used in)/from financing activities	(9,108)	35,097

Effects of exchange rates on cash and cash equivalents	(101)	(27)

Net (decrease)/increase in cash and cash equivalents	(507)	819

Opening cash and cash equivalents less overdrafts	1,541	722

Closing cash and cash equivalents less overdrafts	1,034	1,541

(a) Cash flow from consolidated operations
Profit from continuing operations	5,436	7,746
Adjustments for:
Taxation	3,742	2,090
Finance items	2,055	319
Share of profit after tax of equity accounted units	(1,039)	(1,584)
Profit on disposal of interests in businesses	(2,231)	(2)
Impairment charges	8,015	58
Depreciation and amortisation	3,475	2,115
Provisions	265	308
Utilisation of provisions	(464)	(162)
Utilisation of provision for post retirement benefits	(448)	(121)
Change in inventories	(1,178)	130
Change in trade and other receivables	658	(385)
Change in trade and other payables	951	375
Other items	(42)	(82)

	19,195	10,805

Continues	Page 27 of 38

Group balance sheet

		Restated
	2008	2007(c)
At 31 December	US$m	US$m

Non-current assets
Goodwill	14,296	21,105
Intangible assets	6,285	6,804
Property, plant and equipment	41,753	41,968
Investments in equity accounted units	5,053	5,744
Loans to equity accounted units	264	267
Inventories	166	178
Trade and other receivables	1,111	1,784
Deferred tax assets	1,367	585
Tax recoverable	220	147
Other financial assets	666	578

	71,181	79,160

Current assets
Inventories	5,607	5,397
Trade and other receivables	5,401	6,500
Assets held for sale (a)	5,325	7,024
Loans to equity accounted units	251	117
Tax recoverable	406	206
Other financial assets	264	1,042
Cash and cash equivalents	1,181	1,645

	18,435	21,931

Current liabilities
Bank overdrafts repayable on demand	(147)	(104)
Borrowings	(9,887)	(8,109)
Trade and other payables	(7,197)	(6,532)
Liabilities of disposal groups held for sale (a)	(2,121)	(2,632)
Other financial liabilities	(480)	(932)
Tax payable	(1,442)	(476)
Provisions	(826)	(766)

	(22,100)	(19,551)

Net current (liabilities)/assets	(3,665)	2,380

Non-current liabilities
Borrowings	(29,724)	(38,656)
Trade and other payables	(452)	(487)
Other financial liabilities	(268)	(496)
Tax payable	(450)	(361)
Deferred tax liabilities	(4,054)	(4,912)
Provision for post retirement benefits	(3,601)	(3,233)
Other provisions	(6,506)	(7,102)

	(45,055)	(55,247)

Net assets	22,461	26,293

Capital and reserves
Share capital (b)
- Rio Tinto plc	160	172
- Rio Tinto Limited (excluding Rio Tinto plc interest)	961	1,219
Share premium account	4,705	1,932
Other reserves	(2,322)	2,416
Retained earnings	17,134	19,033

Equity attributable to Rio Tinto shareholders	20,638	24,772
Attributable to outside equity shareholders	1,823	1,521

Total equity	22,461	26,293

Continues	Page 28 of 38

Notes to the balance sheet
(a)	Assets and liabilities held for sale as at 31 December 2008 comprise the Alcan Packaging group. Assets and liabilities held for sale as at 31 December 2007 comprised the Alcan Packaging group and the Tarong Coal mine, which was in the Energy product group. The Tarong mine was sold on 31 January 2008 for an amount in excess of its carrying value. The Alcan Packaging group was acquired with a view to resale.

(b)	At 31 December 2008, Rio Tinto plc had 998.2 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc. Net tangible assets per share as defined by the ASX amounted to US$0.04 (2007 restated: US$2.45 net tangible liabilities).

(c)	The 31 December 2007 balance sheet has been restated for the revisions to Alcan’s fair value accounting which was finalised in 2008. See note on Acquisitions.
Group statement of recognised income and expense

	Attributable
	to
	shareholders	Outside	2008	2007
	of Rio Tinto	interests	Total	Total
Years ended 31 December	US$m	US$m	US$m	US$m

Currency translation adjustment	(4,943)	(411)	(5,354)	2,021
Cash flow hedge fair value gains/(losses)	31	6	37	(424)
(Losses)/gains on available for sale securities	(173)	(1)	(174)	51
Cash flow hedge losses transferred to the income statement	245	107	352	165
Gains on revaluation of available for sale securities transferred to the income statement	(1)	—	(1)	(16)
Actuarial (losses)/gains on post retirement benefit plans	(1,299)	(20)	(1,319)	141
Tax recognised directly in equity	299	(36)	263	193

Net (loss)/income recognised directly in equity	(5,841)	(355)	(6,196)	2,131

Profit after tax for the year	3,676	933	4,609	7,746

Total recognised (loss)/income for the year (a)	(2,165)	578	(1,587)	9,877

(a)	Of the US$9,877 million recognised income for the year ended 31 December 2007, US$9,407 million was attributable to shareholders of Rio Tinto and US$470 million was attributable to outside interests.

Continues	Page 29 of 38

Group statement of changes in equity

	Attributable
	to			Restated
	shareholders	Outside	2008	2007(a)
	of Rio Tinto	interests	Total	Total
Years ended 31 December	US$m	US$m	US$m	US$m

Opening balance	24,772	1,521	26,293	19,385
Total recognised (loss)/income for the year	(2,165)	578	(1,587)	9,877
Dividends	(1,933)	(348)	(2,281)	(1,671)
Own shares purchased from Rio Tinto shareholders
- Under capital management programme	—	—	—	(1,372)
- To satisfy share options	(128)	—	(128)	(64)
Ordinary shares issued	31	—	31	37
Outside interests in acquired companies	—	—	—	24
Shares issued to outside interests	—	72	72	38
Employee share options charged to income statement	61	—	61	39

Closing balance	20,638	1,823	22,461	26,293

(a)	The 31 December 2007 group statement of changes in equity has been restated for the revisions to Alcan’s fair value accounting which was finalised in 2008.
Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$752 million at 31 December 2008 (2007: US$736 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Continues	Page 30 of 38

Reconciliation of Net earnings to Underlying earnings

Years ended 31 December			Outside	Discontinued	Net	Net
Exclusions from	Pre-tax	Taxation	interests	operations (h)	amount	amount
Underlying	(h) 2008	2008	2008	2008	2008	2007
earnings	US$m	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	2,231	(761)	—	—	1,470	1
Impairment charges (b)	(8,030)	438	13	—	(7,579)	(113)
Impairment of discontinued operations (b)	—	—	—	(827)	(827)	—
Exchange differences and derivatives:
- Exchange gains/(losses) on external debt and intragroup balances (c)	(140)	1,105	(5)	—	960	156
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d),(e)	(24)	5	(3)	—	(22)	34
- Losses on commodity derivatives not qualifying for hedge accounting (f)	(158)	62	1	—	(95)	—
Other exclusions (g)	(678)	139	5	—	(534)	(209)

Total excluded from Underlying earnings	(6,799)	988	11	(827)	(6,627)	(131)

Net earnings	9,178	(3,742)	(933)	(827)	3,676	7,312

Underlying earnings	15,977	(4,730)	(944)	—	10,303	7,443

Notes to the reconciliation of Net earnings to Underlying earnings
‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (g) below are excluded from Net earnings in arriving at Underlying earnings.
(a)	Gains arising on the disposal of interests in businesses relate principally to the sale of the Cortez gold mine and the Greens Creek mine. Gains arising on the disposal of interests in undeveloped projects are not excluded from Underlying earnings.

(b)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations (net amount US$8,406 million).

2008 includes impairment charges of US$15 million relating to equity accounted units.

(c)	Exchange gains and losses on US dollar debt and in intragroup balances.

The tax on exchange gains and losses on external debt and intragroup balances includes a benefit of US$254 million through recovery of tax relating to prior years. It also includes tax relief for losses on US dollar denominated debt. The pre-tax loss is offset by gains on intragroup balances which are largely not subject to tax.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

Continues	Page 31 of 38

Notes to the reconciliation of Net earnings to Underlying earnings continued
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

During 2008 the Group incurred advisory and other costs related to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings comprise costs relating to non recurring acquisitions, disposals and similar corporate projects.

(h)	Exclusions from Underlying earnings relating to equity accounted units and discontinued operations are stated after tax.
Consolidated net debt

		Restated
	2008	2007
Years ended 31 December	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(45,191)	(2,437)
Adjustment on currency translation	1,296	(223)
Exchange (losses)/gains recorded in the income statement	(1,701)	136
Gains on derivatives related to net debt	105	11
Debt of acquired companies	—	(5,504)
Cash movement excluding exchange movements	6,864	(37,332)
Other movements	(45)	158

Closing balance	(38,672)	(45,191)

Analysis of closing balance
Borrowings	(39,611)	(46,765)
Bank overdrafts repayable on demand	(147)	(104)
Cash and cash equivalents	1,181	1,645
Other liquid resources	4	6
Derivatives related to net debt	(99)	27

Consolidated net debt	(38,672)	(45,191)

Continues	Page 32 of 38

Geographical analysis (by destination)

Years ended 31 December
2008	2007		2008	2007
%	%		US$m	US$m

		Gross sales revenue
22.4	22.6	North America	12,984	7,582
24.3	19.8	Europe	14,127	6,641
15.2	16.8	Japan	8,825	5,633
18.6	18.0	China	10,803	6,021
11.3	12.2	Other Asia	6,584	4,105
3.2	5.6	Australia and New Zealand	1,877	1,892
5.0	5.0	Other	2,865	1,644

100.0	100.0	Total	58,065	33,518

Prima facie tax reconciliation

	2008	2007
Years ended 31 December	US$m	US$m

Profit before taxation	9,178	9,836
Deduct: share of profit after tax of equity accounted units	(1,039)	(1,584)

Parent companies’ and subsidiaries’ profit before tax	8,139	8,252

Prima facie tax payable at UK rate of 28% (2007: 30%)	2,279	2,476
Higher rate of taxation on Australian earnings	226	—
Impact of items excluded from Underlying earnings	919	(28)
Adjustments to deferred tax liabilities following changes in tax rates (b)	(25)	(392)
Other tax rates applicable outside the UK and Australia	206	271
Resource depletion and other depreciation allowances	(129)	(173)
Research, development and other investment allowances	(72)	(81)
Utilisation of previously unrecognised deferred tax assets	(160)	—
Unrecognised current year operating losses	163	70
Foreign exchange differences	197	11
Withholding taxes	95	46
Other items	43	(110)

Total taxation charge (a)	3,742	2,090

(a)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$596 million (2007: US$917 million).

(b)	The ‘Adjustments to deferred tax liabilities following changes in tax rates’, totalling US$392 million in 2007 resulted largely from a reduction in Canadian tax rates.

Continues	Page 33 of 38

Acquisitions
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc. amounted to US$38.7 billion, which comprised US$38.5 billion of cash and US$0.2 billion of liabilities assumed. Acquisitions included in the cashflow for 2007 are net of US$1.0 billion of cash held by Alcan Inc. at the date of acquisition.
Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
At the date of acquisition the Group decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was announced.
In accordance with IFRS 3 ‘Business Combinations’, the provisional price allocations at acquisition have been revised to reflect revisions to fair values determined during the 12 months after acquisition, as shown in the table below.

	Provisional	Further	Final
	fair values	adjustments	fair values
At 23 October 2007	US$m	US$m	US$m

Intangible assets	7,467	(1,106)	6,361
Property, plant & equipment	18,282	(3,679)	14,603
Equity method investments	4,185	(1,294)	2,891
Inventories	2,856	15	2,871
Assets held for sale	6,984	—	6,984
Cash and cash equivalents	991	—	991
Deferred tax assets	228	—	228
Other assets	4,584	156	4,740
Loans and borrowings	(5,465)	(42)	(5,507)
Liabilities of disposal group held for sale	(2,642)	—	(2,642)
Deferred tax liabilities	(4,182)	1,574	(2,608)
Provisions for liabilities and charges	(4,638)	(1,083)	(5,721)
Other liabilities	(4,476)	(180)	(4,656)
Minority interest	(55)	31	(24)
Goodwill	14,533	5,608	20,141

Net attributable assets including goodwill	38,652	—	38,652

In accordance with the requirements of IFRS 3, the Group balance sheet as at acquisition has been restated to incorporate the final fair values above. No amendment has been made to the Group income statement for 2007 to take into account the revised depreciation, amortisation and amortisation of discount related to provisions as the effect is not material. Accordingly, the income statement effect has been recorded in 2008. The further adjustments above also impact the Group balance sheet as at 31 December 2007.
The main adjustments to the provisional fair values relate to:

-	The fair value of the Engineered Products business was reduced based on a further assessment of the amount for which such businesses could be sold at the date of the acquisition.

-	The fair value attributed to the facilities within Bauxite & Alumina was reduced based on further analysis of the operating capability of related expansion projects.

Continues	Page 34 of 38

-	Provisions for environmental clean up and closure obligations were increased following a detailed assessment of the costs and timing of closure of smelters, refineries and mines. The timing of closure was assessed having regard to the prospects for continued access to economic sources of power beyond the term of existing contracts.

-	The value attributed to water rights in Canada was reduced after a further assessment of the capital investment which will be required to benefit from these sources of hydroelectric power.
From the date of acquisition to 31 December 2007, Alcan’s sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$293 million attributable to continuing operations were included in the Group’s 2007 income statement.
Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2008 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006); and Article 4 of the European Union IAS regulation.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2007, except for IFRIC 11 (IFRS 2) ‘Group and treasury share transactions’ and IFRIC 14 (IAS 19) ‘The limit on a defined benefit asset, minimum funding requirements and their interaction’. Both of these standards have been endorsed by the EU. The Group has early adopted IFRIC 14. The effect of adopting IFRIC 11 and IFRIC 14 is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior periods have not been restated.
IFRIC 12 ‘Service concession arrangements’ is mandatory for 2008 but has not yet been endorsed by the EU. Adoption would not be material to Group earnings or to shareholders’ funds in the current or prior periods.
Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings, were excluded from Underlying earnings for the first time in the Group’s half year 2008 report. Their exclusion is consistent with the approach taken in respect of currency and interest rate derivatives in determining Underlying earnings in previous years; but, prior to the acquisition of Alcan, the amounts of such commodity derivatives were not material.
Where applicable, comparatives have been adjusted to conform with the current year presentation and for the finalisation of the Alcan acquisition accounting (see note on Acquisitions). The changes to presentation have been made where either:
(a)	there are significant gains and losses in the current year which would have been netted under the prior year presentation, or

(b)	to aid reconciliation between the primary statements and the supporting notes.

Continues	Page 35 of 38

Status of financial information
This preliminary announcement does not constitute the Group’s full financial statements for 2008. This report is based on accounts which are in the process of being audited and which will be approved by the Board and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2008 is unaudited and does not have the status of statutory accounts within the meaning of Section 240 of the Companies Act 1985.
Financial information for the year to 31 December 2007 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2007 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Continues	Page 36 of 38

Notes to financial information by business unit
(Pages 11 and 12)
Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2008.
Industrial Minerals was combined with Energy to form the Energy and Minerals product group. Diamonds was combined with Copper to form the Copper and Diamonds product group. Dampier Salt was reclassified from the Minerals product group to the Iron Ore product group. Information for 2007 has been reclassified accordingly.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the period attributable to the shareholders of the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and Hismelt (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Includes the Alcan group, excluding Packaging which is shown as an ‘Asset Held for Sale’, acquired in 2007 together with the aluminium business previously owned by Rio Tinto.

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley through its investment in Coal and Allied, giving a beneficial interest in those companies to the Group of 30.3 per cent and 60.6 per cent, respectively.

(j)	Includes Rio Tinto’s interests in QIT (100 per cent) and Richards Bay Iron and Titanium (Pty) Limited (50 per cent).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(l)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units.

Continues	Page 37 of 38

Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

(n)	Assets held for sale relate to Alcan’s Packaging business.
Metal prices and exchange rates

								Increase/
		2008			2007			(Decrease)

Metal prices — average for the period

Copper	- US cents/lb		320	c		324	c	(1%)
Aluminium	- US cents/lb		118	c		120	c	(2%)
Gold	- US $/troy oz	US$	872		US$	691		26%
Molybdenum	- US $/lb	US$	31		US$	30		3%

Average exchange rates in US$

Sterling			1.86			2.00		(7%)
Australian dollar			0.86			0.84		2%
Canadian dollar			0.94			0.93		1%
Euro			1.47			1.37		7%
South African rand			0.122			0.142		(14%)

Period end exchange rates in US$

Sterling			1.44			1.99		(28%)
Australian dollar			0.69			0.88		(22%)
Canadian dollar			0.82			1.01		(19%)
Euro			1.41			1.47		(4%)
South African rand			0.107			0.146		(27%)

Continues	Page 38 of 38

Summary financial data in Australian dollars, Sterling and US dollars

2008	2007	2008	2007		2008	2007
A$m	A$m	£m	US$m		US$m	US$m

67,517	39,957	31,218	16,741	Gross sales revenue	58,065	33,518

63,098	35,405	29,174	14,834	Consolidated sales revenue	54,264	29,700

10,672	11,725	4,934	4,913	Profit before tax from continuing operations	9,178	9,836

6,321	9,234	2,923	3,869	Profit for the year from continuing operations	5,436	7,746

(962)	—	(445)	—	Loss for the year from discontinued operations	(827)	—

4,274	8,717	1,976	3,652	Net earnings attributable to Rio Tinto shareholders	3,676	7,312

11,980	8,873	5,539	3,718	Underlying earnings (a)	10,303	7,443

407.9c	677.9c	188.6p	284.0p	Basic earnings per ordinary share from continuing operations	350.8c	568.7c

933.4c	690.1c	431.6p	289.1p	Basic Underlying earnings per ordinary share	802.7c	578.9c

				Dividends per share to Rio Tinto shareholders
170.37c	143.53c	79.38p	58.22p	- paid	152.0c	116.0c

101.48c	93.02c	46.29p	43.13p	- proposed final dividend	68.0c	84.0c

10,119	(40,830)	4,678	(17,107)	Cash flow before financing activities	8,702	(34,251)

(56,046)	(51,353)	(26,856)	(22,709)	Net debt (2007 restated)	(38,672)	(45,191)

29,910	28,214	14,332	12,444	Equity attributable to Rio Tinto shareholders	20,638	24,772

(a)	Underlying earnings exclude impairment charges and other net expenses of US$6,627 million (2007: US$131 million net expenses), which are analysed on page 30.

(b)	The financial data above has been extracted from the financial information set out on pages 24 to 31. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
Availability of this report
This report is available on the Rio Tinto website (www.riotinto.com).